EXHIBIT 99-10

CODE OF ETHICS AND BUSINESS CONDUCT

1.0	SCOPE

This Code of Ethics and Business Conduct (the “Code of Conduct”) is implemented by the Board of Directors (the “Board”) of Dominion Diamond Corporation and applies to Dominion Diamond Corporation and its subsidiary or affiliated companies (collectively, the “Company”), and sets out the standards which guide the conduct of our business and the behaviour of all members of the Board of Directors of the Company (the “Board”), and the Company’s employees, suppliers, contractors, agents, advisors and other representatives (collectively, “employees”) when dealing with or acting on behalf of the Company. Wherever we work, we commit to operate to the same high standard of integrity and responsibility.

Although the various matters dealt with in this Code of Conduct do not cover the full spectrum of employee activities, they are indicative of our commitment to the maintenance of high standards of conduct and are to be considered descriptive of the type of behaviour expected from our employees in all circumstances.

Relevant policies referenced in this Code of Conduct are available on SharePoint or can be obtained from your Human Resources department.

2.0	PEOPLE AND SAFETY

2.1	Health and Safety

The Company believes that the well-being and health of our employees are a condition for success and we should work proactively to eliminate health risks and to develop and maintain safe workplace environments. We are all accountable for safety, and no job is so important that we can’t take the time to do it safely. We follow our Zero Incident Process (ZIP) to ensure all employees go home in the same state in which they came to work.

2.2	Human Rights

The Company provides equal opportunities to people without regard to race, colour, gender, sexual orientation, nationality, religion, ethnic affiliation, family/friend relationships or any other characteristic protected by local law, as applicable.

All employees shall be treated with respect and dignity.

Employees have a right to work in an environment free from violence and threats. The Company prohibits all acts of unwelcomed conduct or comments, verbal or written, which detrimentally affect an employee’s work environment or lead to adverse job related consequences.

Related Policies:

•	Alcohol and Drug Policy
•	Harassment and Discrimination Policy
•	Zero Incident Process

3.0	BUSINESS ETHICS

3.1	Compliance with Laws, Rules and Regulations

The Company follows all applicable laws, rules and regulations in the countries here we work and do business, including without limitation all anti-money laundering, anti-trust, and anti-fraud laws, rules and regulations. The fact that unethical business practices may be common in some countries doesn’t justify them. Employees shall not violate any law, or direct another person to violate any law on behalf of the Company, even if the intent is for the good of the Company. Not knowing the law is no excuse for breaking it. Employees must familiarize themselves with, and follow, all the laws, rules and regulations that apply to their job. Employees shall check with their supervisor or the General Counsel if they do not know the laws, rules and regulations that apply to their jobs.

3.2	Confidentiality

All employees must protect confidential information about the Company, employees, contractors, customers, partners, clients and suppliers.

As part of their work, employees may acquire, generate, capture (by photographic image or otherwise) or create confidential information about the Company, its business and its people. Confidential information can come in various forms, including, but not limited to: survey and field notes; exploration and production results; incident reports; information regarding or relating to employees, products, customers, contractors or suppliers; documents, reports, photographic images, designs, sketches or other data; business plans; production methods; security and information systems; accounting methods financial information, and all other unpublished scientific, technical or business information of the Company.

Unless permission is granted from a supervisor, in writing, each employee must:

•	use the Confidential Information only within the course and scope of employment, and make no use or disclosure of the Confidential Information, in whole or in part, for any other purpose;
•	keep confidential all Confidential Information and to preserve the confidential and proprietary nature of the Confidential Information at all times; and
•	return all Confidential Information upon the termination or expiry of employment, or otherwise upon written request from the Company.

3.3	Conflicts of Interest

A conflict of interest occurs when an employee’s personal relationships, actions, or interests outside of work interfere, might interfere or even appears to interfere with the interests of the Company.

It may be a conflict of interest if an employee:

•	has a financial or personal interest that may interfere with his or her duties to the Company;
•	holds shares in companies which may deal with or compete with the Company;
•	takes part in outside work or business or is a member of a group or sits on a company’s board that is in competition with the Company, or interferes with his or her work performance;
•	have a family member report to him or her either directly or indirectly;
•	give preferential treatment to relatives or friends or to organization in which an employee’s relatives or friends have a financial or other interest.

All employees should avoid conflicts of interest or even the appearance of a conflict of interest.

Employees are required to disclose to their supervisors or the General Counsel, in writing, or as may be otherwise authorized, all business, commercial or financial interests or activities which might reasonably be regarded as creating an actual or potential conflict with their duties of employment.

Named Executive Officers are required to disclose to the Board all business, commercial or financial interests or activities which might reasonably be regarded as creating an actual or potential conflict with their duties as officers of the Company.

3.4	Gifts and Entertainment

(a)	General Guidelines:

Employees may only give to, or accept gifts and invitations from companies or people who deal with the Company if the gifts are consistent with customary business practices and:

(a)	do not influence or appear to influence how an employee carries out his or her duties;

(b)	are not cash;

(c)	do not violate any applicable laws.

All gifts or invitations to or from a governmental official must be reported to the General Counsel in advance.

All gifts or invitations of any nature must be reported to the Chief Executive Officer, or his delegate. The Chief Executive Officer will table with the Audit Committee of the Board, on an annual basis, a report detailing any material gifts given to any of the Named Executive Officers, in excess of $150 in value.

Employees should consult the General Counsel if they are unsure whether they should give or accept a gift or invitation.

(b)	Gifts:

Employees are not permitted to either give or receive gifts from customers, suppliers or other business related parties that have a total value greater than $150. Generally acceptable items are promotional items (t-shirts, pens, coffee mugs, etc.) that are imprinted with a company logo or customary gifts of chocolate, cookies or similar items. An expensive gift may only be accepted when it would be very inappropriate to refuse. In this case, an employee may accept the gift on behalf of the Company, and then give the gift to the General Counsel of the Company, so that gift may be recorded and used/displayed appropriately.

(c)	Entertainment:

Normal business entertainment such as lunch, dinner, theater, a sporting event, business conference and the like, is appropriate if of a reasonable nature and in the course of a meeting or another occasion, the purpose of which is to hold bona fide business discussions or to foster better business relations. No employee may accept tickets or invitations to entertainment when the prospective host will not be present at the event with the employee.

3.5	Protection of Corporate Assets

Theft, carelessness and waste have a direct impact on the Company’s profitability. Employees are responsible for protecting the Company’s assets and ensuring their efficient use. Employees must receive permission form their supervisor before using company property for anything other than official Company business.

3.6	Lobbying Government Officials

Governments set rules on lobbying and the Company must know and follow these laws before contacting any government officials for the purposes of lobbying.

Before undertaking any lobbying activities, employees must obtain permission from the General Counsel, and must clearly understand the applicable rules. The General Counsel maintains a list of everyone in the Company who is lobbying, and the scope of all lobbying activities, and will report lobbying activities to the Chief Executive Officer and Chief Financial Officer to ensure compliance with applicable laws.

3.7	Related Policies:

•	Corporate Security Policy
•	Fraud Policy
•	Privacy and Protection of Personal Information Policy

4.0	FINANCIAL ETHICS

4.1	Accounting

The Company’s books, records and accounts shall accurately, fully and fairly present all transactions and events, and shall conform to required accounting principles, applicable laws and regulations, as well as the Company’s internal controls. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability.

In order to maintain a culture of focused, diligent and responsible management, which discourages conduct which might expose the Company to financial, business or reputational risk, the Board has implemented an incentive-based compensation clawback policy, which allows the Company to recover incentive-based compensation in certain circumstances.

4.2	Disclosure

The Company continuously discloses important information to the public. All disclosure must be full, fair, accurate, timely and understandable. Executive officers, principal financial officers and other employees working in various departments of the Company have a special responsibility to ensure that all of the Company’s disclosures are full, fair, accurate, timely and understandable. These employees must understand and strictly comply with securities laws and regulations, generally accepted accounting principles applicable to the Company and all standards, laws, in addition to internal controls and procedures in place.

Disclosure about our mineral reserves and resources shall comply with applicable securities laws, and our Mineral Reserve and Resource Policy.

4.3	Records

Accurate and reliable records are crucial to the Company’s business. The Company’s records are the basis of its earnings statements, financial reports and other disclosures to the public and guide business decision-making and strategic planning.

All the Company’s records must be complete, accurate and reliable in all material respects. Unrecorded funds, payments or receipts are prohibited. Employees are responsible for understanding and complying with any formal document retention policy that the Company has in place or that it may implement from time to time.

4.4	Insider Trading

As an employee of a company whose shares are publicly traded, employees should be aware that there are statutory prohibitions and penalties for buying or selling shares when the employee knows material information about the Company’s affairs of which have not yet been made public. Employees shall not use for their own financial gain or disclose for the use of others, inside information, obtained as a result of their employment with the Company. Insider trading is strictly prohibited.

Related Policies

•	Incentive-Based Compensation Clawback Policy
•	Reserves and Resources Policy
•	Policy on Corporate Disclosure, Confidentiality and Employee Trading
•	Insider Trading Policy
•	Fraud Policy
•	Information Technology Policy
•	IT – Acceptable Use Policy

5.0	ENVIRONMENT AND COMMUNITIES

5.1	Environment

The Company is committed to maintain sound environmental practices in all of its activities and continuously improve the efficient use of resources, processes and materials. The Company intend to explore and extract resources in an environmentally responsible manner. No operation of the Company is considered effective or complete without proper attention to the environment.

5.2	Communities

The Company engages community members in various ways so that the Company can share non-confidential information regarding our projects in an open and understandable way, and to hear community concerns and ideas about our business activities. All employees must listen respectfully to concerns and questions from community members. The Company has made contractual agreements with many communities near our operations, and the Company strives to meet both the letter and the spirit of those commitments. The Company also seeks to support community priorities by donating human and financial resources.

Related Policies

•	Corporate Donations Policy

6.0	VIOLATIONS OF THE CODE

6.1	Violations of the Code

All employees are expected to maintain and enhance the Company’s standing as a vigorous and ethical member of the business community, and are therefore accountable for compliance with this policy, all related policies listed herein, and all applicable laws, rules and regulations.

Although the various matters dealt with in this policy do not cover the full spectrum of employee activities, they are indicative of our commitment to the maintenance of high standards of conduct and are a description of the type of behaviour expected from our employees in all circumstances. Breaches of this policy will result in disciplinary action, and may be grounds for summary dismissal for just cause without notice or payment in lieu of notice.

To ensure a proper understanding of the policy, any questions you may have as to its application to your area of responsibility and jurisdiction will be explained fully by your superior.

6.2	Reporting Violations

If you believe a violation of this policy has occurred or is occurring, you should first consider raising any concern directly with your supervisor, a member of the Senior Leadership Team or members of the Ethics and Compliance Committee.

Alternatively, you may make a report in person or anonymously by following the following procedures outlined in the Whistleblower Protection Policy.

Employees have a duty to report violations of our Code of Conduct. Any employee making such a report is to be free from any concern about retaliatory consequences. Reprisals or intimidation of employees who draw attention to problems or violations will not be tolerated.

6.3	No Retaliation

In no event will the Company or any supervisor take or threaten any action against an employee as a reprisal or retaliation for making a complaint or disclosing or reporting information regarding Code of Conduct issues in good faith. However, if a reporting individual was involved in improper activity the individual may be appropriately disciplined even if they were the one who disclosed the matter to us. In these circumstances, the Company may consider the conduct of the reporting individual in raising the matter as a mitigating factor in any disciplinary decision.

Retaliation for reporting Code of Conduct issues in good faith is prohibited. Retaliation will result in discipline up to and including termination of employment.

Related Policies

•	Whistleblower Protection Policy

7.0	WAIVERS OF THE CODE

Any change in or waiver of this Code of Conduct may be made only by the Board and will be promptly disclosed as required by law or regulation.

APPROVED by the Board of Directors of Dominion Diamond Corporation on the 9th day of March, 2017.